Exhibit 99.1

Tantech Announces a US$7.0 Million Private Placement

LISHUI, China, May 27, 2021 – Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company"), a clean energy company in China, today announced that it has agreed to sell 5,380,000 of the Company’s common shares (the “Shares”) to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”) at US$1.30 per share for US$ $6,994,000. The Company intends to use the net proceeds from the Private Placement for general corporate and working capital needs. The Private Placement is expected to close on or before June 11, 2021, subject to satisfaction of customary closing conditions.

The Shares are being sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation S thereunder. Each of the Purchasers understands that the Shares have not been registered under the Securities Act. Such Purchaser will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017 when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries in November 2020, with the plan to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its quality products and scientific research efforts. For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the closing of the Private Placement, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Global IR Partners

David Pasquale

New York Phone: +1-914-337-8801

TANH@globalirpartners.com